Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Annual General and Special Meeting and Mailing of
     Information Circular

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, June 12 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") announced today that its annual general and special meeting of
Unitholders (the "Meeting") has been rescheduled to 9:00 am (MST) on Thursday,
July 9, 2009 to be held in the Wildrose North Room at the Sheraton Suites
Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta.
     At the Meeting, Unitholders will be asked to consider, among other things, the proposed conversion of the Fund to a growth oriented corporation, pursuant to a plan of arrangement as more particularly described in the information circular and proxy statement dated June 5, 2009 (the "Information
Circular"). The Information Circular was mailed to Unitholders on June 12,
2009 and is also available on www.sedar.com.

     Advisory

     The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 700, 400 - 3rd  Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:00e 12-JUN-09